As filed with the Securities and Exchange Commission on June 5, 2017

Investment Company Act File No. 811-21963

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________________

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(Pursuant to Section 13(e)(1) of the
Securities Exchange Act of 1934)

Amendment No. 1

City National Rochdale High Yield Alternative Strategies Master Fund, LLC
(Name of Issuer)

City National Rochdale High Yield Alternative Strategies Master Fund, LLC
 (Names of Person(s) Filing Statement)

Units of Interest, Par Value $0.01
(Title of Class of Securities)

Michael Gozzillo
Chief Compliance Officer
City National Rochdale, LLC
400 Park Avenue
New York, New York 10022
(800) 245-9888

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

____________________________________________

CALCULATION OF FILING FEE

Transaction Valuation: $7,137,816.87*	Amount of Filing Fee: $827.27**

*          Calculated at the actual purchase price to be paid for Units in the offer.

**          Calculated at $115.90 per $1,000,000.00 of the Transaction Valuation.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Paid: $654.44
Filing Party: City National Rochdale High Yield Alternative Strategies Fund TEI LLC
Form or Registration No.: SCHEDULE TO, Registration No. 811-21964
Date Filed: March 30, 2017

Amount Paid: $553.96
Filing Party: City National Rochdale High Yield Alternative Strategies Fund LLC
Form or Registration No.: SCHEDULE TO, Registration No. 811-21965
Date Filed: March 30, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☒

EXPLANATORY NOTE

This amendment to Schedule TO initially filed on March 30, 2017 by City National Rochdale High Yield Alternative Strategies Master Fund LLC reports the actual price paid for Units in the Offer to Purchase dated March 31, 2017 included in the initial Schedule TO as exhibit (a)(1)(i).This amendment is intended to satisfy the requirements pursuant to the Securities and Exchange Act of 1934, as amended.

The information in the Schedule TO initially filed on March 30, 2017 and its exhibits are incorporated by reference into this amendment in answer to Items 1 through 11 of Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

City National Rochdale High Yield Alternative Strategies Master Fund, LLC

By:          /s/ Garrett R D’Alessandro
Garrett R. D’Alessandro
President and Chief Executive Officer

June 5, 2017